May 20, 2025

Botao Ma
Chief Executive Officer
Amendment No. 1 to Zhibao Technology Inc.
Floor 3, Building 6, Wuxing Road, Lane 727
Pudong New Area, Shanghai 201204

       Re: Amendment No. 1 to Zhibao Technology Inc.
           Registration Statement on Form F-1
           Filed May 12, 2025
           File No. 333-286140
Dear Botao Ma:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1
Risk Factors
On February 17, 2023, the CSRC released the New Overseas Listing Rules, page 38

1. We note your revised disclosure in the fifth paragraph in response to prior comment 3.
       Where you state that "[i]t is uncertain whether the September 2024 CSRC Filing can be completed. . .", please clarify, if true, that you have not heard back from the CSRC.
       If that is the case, indicate how you are certain that this F-1 will not trigger any additional filings with the CSRC.
 May 20, 2025
Page 2
Private Placement
L1 Private Placement - First Tranche
First Closing of First Tranche, page 66

2. We note your response to prior comment 2. Please specify the terms and conditions that the second tranche financing and third financing are contingent upon.

       Please contact Aisha Adegbuyi at 202-551-8754 or Todd Schiffman at 202-551-3491
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Lijia Sanchez, Esq.